UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium
011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated September 1, 2015, announcing the Company has entered into a new $750 million senior secured amortizing revolving credit facility.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: September 1, 2015

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

NEW USD 750 MILLION FACILITY

ANTWERP, Belgium, 1 September 2015 – The Executive Committee of Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") today announced that it has signed a new USD 750 million senior secured amortizing revolving credit facility led by DNB Bank ASA and Nordea Bank Norge ASA acting as Coordinators, Mandated Lead Arrangers and Bookrunners and ABN AMRO Bank NV, ING Bank NV and Skandinaviska Enskilda Banken AB (publ) (SEB) acting as Mandated Lead Arrangers and Bookrunners and Crédit Agricole Corporate and Investment Bank acting as Lead Arranger whilst KBC Bank NV, Scotiabank Europe plc and Société Générale acting as Co-Arrangers. The additional lenders are Belfius Bank SA/NV and HSBC Bank plc. Nordea is also the facility agent.

Paddy Rodgers, CEO of Euronav said: "This new facility which was 1.35 times oversubscribed will provide a lot of flexibility for Euronav going forward. We believe that in today's market bank loans are the best way to create shareholder's value for the short as well as for the long term. The margin and the structure are a token of our solid relationship with a stable group of supporting lenders and we are very grateful to be in such a strong position."

The facility will be available as from today for the purpose of (i) refinancing 21 vessels; and (ii) financing four newbuilding VLCCs vessels recently acquired as announced in our press release of 16 June 2015 as well as (iii) Euronav's general corporate and working capital purposes.

The facility will refinance two existing facilities: the USD 750 million loan agreement dated 22 June 2011 and the USD 65 million facility signed on 23 December 2011.

The credit facilities will mature on 1 July 2022 and carry a rate of LIBOR plus a margin of 195 bps (compared to a margin of 300 bps on the facilities being refinanced) and have similar financial covenants as the other existing facilities.

This credit facility will be secured by the following 25 vessels: 1 V-Plus vessel: the TI Europe (2002 - 441,655 dwt); 6 existing VLCC vessels : the Alsace (2012 - 320,350 dwt), the TI Hellas (2005 – 318,000 dwt), the Flandre (2004 - 305,688 dwt), the TI Topaz (2002 - 319,470 dwt), the Artois (2001 - 293,330 dwt) and the Famenne (2001 - 298,412 dwt); 14 Suezmax vessels : the Cap Lara (2007 – 159,000 dwt), the Cap Victor (2007 – 159,000 dwt), the Cap Guillaume (2006 – 159,000 dwt), the Cap Charles (2006 – 159,000 dwt), the Cap Philippe (2006 – 159,000 dwt), the Cap Pierre (2004 – 159,600 dwt), the Cap Leon (2003 – 159,600 dwt), the Finesse (2003 – 150,709 dwt), the Filikon (2002 – 159,709 dwt), the Cap Diamant (2001 – 164,000 dwt), the Cap Romuald (1998 – 148,000 dwt), the Cap Georges (1998 – 147,443 dwt), the Cap Laurent (1998 – 147,443 dwt), and the Cap Jean (1998 – 146,440 dwt); and 4 VLCCs under construction to be delivered to Euronav from September 2015 to May 2016.

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Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Announcement of third quarter results 2015: Thursday, 29 October 2015
About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 57 double hulled vessels being one V-Plus vessel, 27 VLCCs (of which 1 in 50%-50% joint venture), four VLCCs under construction which were recently acquired as resales of existing newbuilding contracts, 23 Suezmaxes (of which four are owned in 50%-50% joint ventures) and two FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.